June 18, 2010

VIA EDGAR

Mr. Terence O’Brien
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re:  Crown Holdings, Inc.
       Form 10-K for the Fiscal Year Ended December 31, 2009
       Filed March 1, 2010
       File No. 0-50189

Dear Mr. O’Brien:

Crown Holdings, Inc. (“we,” “Crown” or the “Company”) is responding to the comments raised in your letter dated June 10, 2010 regarding Crown’s Form 10-K for the fiscal year ended December 31, 2009. For your convenience, the comments are included in this letter in bold face type and are followed by the applicable response.

Form 10-K for the year ended December 31, 2009

Management's Discussion and Analysis, page 28

Critical Accounting Policies, page 39

1.
We have read your response to comment 1 in our letter dated may 4, 2010.  As previously requested, please disclose in future filings your average settlement amounts per claim in MD&A for each period presented, as "average settlement amount per claim" is a specifically identified disclosure in Question 3 of SAB Topic 5:Y.

In response to your comment, in future filings we will disclose the following:

The five year average settlement amount per claim was $6,600, $5,900 and $5,300 for 2009, 2008, 2007 respectively.

2.
In your response to comment 1, you have identified "claims alleging serious disease" as a primary cause of the increased average settlement cost per claim.  It is unclear how a reader can understand the impact of this known risk factor on the registrant's loss exposure absent quantification.  Please distinguish in future filings the types of serious diseases, such as mesothelioma, lung cancer, other cancers, etc., and provide relevant quantifications for each type of serious disease, such as  number of claims filed and settled, for the periods presented.

In response to your comment, in future filings we will disclose the following:

Of the approximately 50,000 cases outstanding at the end of 2009, 2008, 2007 approximately 16%, 15% and 15%, respectively, relate to claims alleging serious diseases (primarily mesothelioma and other malignancies).

3.
We have read your response to comment 2 in our letter dated May 4, 2010.  Please include in future filings, beginning with the June 30, 2010 Form 10-Q in the "Asbestos-Related Liabilities" footnote, the quantified disclosure proposed in your response, as well as the additional clarifying language you have provided regarding the claims filed after 1964, e.g., your primary defense is the date of alleged first exposure, etc.  Also, please disclose whether you believe an adverse ruling in post-1964 claims filed in states other than Texas and Pennsylvania would have a material adverse impact on the Company.

In response to your comment, in future filings we will disclose the following:

Of the 50,000 claims outstanding at December 31, 2009, approximately 15,000 claims relate to claimants alleging first exposure to asbestos after 1964 and 35,000 relate to claimants alleging first exposure to asbestos before or during 1964, of which approximately 12,000 were filed in Texas, 2,000 were filed in Pennsylvania, 6,000 were filed in other states that have enacted asbestos legislation and 15,000 were filed in other states.

With respect to post-1964 claims, regardless of the existence of asbestos legislation the Company does not include in its accrual any amounts for settlements of post-1964 claims because of increased difficulty of establishing identification of relevant insulation products as the cause of injury.  Given our settlement experience with post-1964 claims, we do not believe that an adverse ruling in the Texas or Pennsylvania asbestos litigation cases, or in any other state that has enacted asbestos legislation, would have a material adverse impact on the Company with respect to such claims.

*   *   *   *

Crown acknowledges that:

•	Crown is responsible for the adequacy and accuracy of the disclosure in Crown’s filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Crown may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please contact Kevin C. Clothier, Vice President and Corporate Controller, at (215) 698-5281.

Crown Holdings, Inc.

/s/ Kevin C. Clothier Name: Kevin C. Clothier Title: Vice President and Corporate Controller